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                                August 31, 2022

       Mingxiu Luan
       Chief Financial Officer
       TIAN RUIXIANG Holdings Ltd
       Room 1106, 10 / F, No. 19
       North East Third Ring Road
       Chaoyang District, Beijing
       People   s Republic of China

                                                        Re: TIAN RUIXIANG
Holdings Ltd
                                                            Form 20-F for
Fiscal Year Ended October 31, 2021
                                                            Filed on March 7,
2022
                                                            File No. 001-39925

       Dear Ms. Luan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Introduction, page 1

   1. In future filings, please revise the definition of China or the PRC, in the third bullet point in this section, to
include Hong Kong and Macau. Please provide your proposed revised disclosure in your
response letter.
       General

   2. In future filings clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a VIE. For example, disclose, if true, that your
 Mingxiu Luan
TIAN RUIXIANG Holdings Ltd
August 31, 2022
Page 2
         subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please include the proposed disclosure in your response letter.
3. In future filings please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permission requirements from the China Securities Regulatory Commission
         (CSRC) or any other governmental agency that is required to approve
the VIE   s
         operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please include the proposed disclosure in your response letter.
4. In future filings please update your discussion of the Holding Foreign Companies
         Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting
         Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities
         Regulatory Commission and the Ministry of Finance of the People's Republic of China,
         taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong
         Kong. Please include the proposed disclosure in your response letter.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or John Spitz, Staff
Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave, Staff Attorney, at
(202) 551-
3601 or Susan Block, Staff Attorney, at (202) 551-3210 with any other questions.



FirstName LastNameMingxiu Luan                                  Sincerely,
Comapany NameTIAN RUIXIANG Holdings Ltd
                                                                Division of
Corporation Finance
August 31, 2022 Page 2                                          Office of
Finance
FirstName LastName